Exhibit 99.4

Cable and Wireless plc ("the Company") was notified on 29th November 2002 that, pursuant to section 198 to 202 of the Companies Act 1985, Prudential plc and its subsidiary companies no longer have a notifiable interest in the Ordinary Share capital of the Company.